# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aligos Therapeutics, Inc., CIK 0001799448
CUSIP: 01626L204
Title of class of securities: Common Stock, par value, $0.0001 per share
Address of issuer's principal executive offices: One Corporate Drive, 2nd Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001242110

## Reporting persons
- Lawrence M. Blatt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 286,213; shared voting power 0; sole dispositive power 286,213; shared dispositive power 0; aggregate amount beneficially owned 286,213 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Aligos Therapeutics, Inc.
Address of issuer's principal executive offices: One Corporate Drive, 2nd Floor, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed on behalf of Lawrence M. Blatt (the "Reporting Person").
Address of principal business office or, if none, residence: The Reporting Person's principal business address is c/o Aligos Therapeutics, Inc., One Corporate Drive, 2nd Floor, South San Francisco, CA 94080.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Stock of the Issuer as of March 31, 2026, based upon 5,388,223 shares of voting Common Stock outstanding as of May 1, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on May 7, 2026.

The Reporting Person is the beneficial owner of 286,213 shares of Common Stock, which consist of (i) 3,251 shares of Common Stock held directly by the Reporting Person, (ii) 78,781 shares of Common Stock held by Lawrence M. Blatt Living Trust dated 8/27/2014, (iii) 4,904 shares of Common Stock held by PENSCO Trust Company LLC Custodian FBO Dr. Lawrence Blatt IRA, (iv) 740 shares of Common Stock held by Zachary David Blatt Irrevocable Trust dated 8/24/2014, (v) 740 shares of Common Stock held by Zoe Anne Blatt Irrevocable Trust dated 8/24/2014, (vi) 12,206 shares of common stock held by exercisable warrants and (vii) 185,591 shares of Common Stock underlying stock options held directly by the Reporting Person that are currently exercisable or may be exercised within 60 days of March 31, 2026.
Percent of class: 5.1%
Sole power to vote or to direct the vote: 286,213
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 286,213
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Lawrence M. Blatt: /s/ Lawrence M. Blatt, Lawrence M. Blatt (05/15/2026)